June 29, 2009

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler AG Form 10-K for the fiscal year ended December 26, 2008 Form 10-Q for the period ended March 31, 2009 File No. 1-31305

Dear Mr. Decker:

Set forth below is the response of Foster Wheeler AG (“Foster Wheeler”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 17, 2009 (the “Letter”).  For your convenience, this letter sets forth in italics the Staff’s comment before our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 26, 2008

General

1.
We have reviewed your response to prior comment 8 from our letter dated May 28, 2009.  We note that you have disclosed in your statement of changes in equity a reconciliation at the beginning and end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. However, it does not appear that you included the non-vested share-based compensation awards subject to redemption in your reconciliation.  Even though your redeemable equity is classified separate from permanent equity on the balance sheet, it is considered equity, although temporary, for purposes of SFAS 160.  In order to conform to the disclosure requirements set forth in SFAS 160, please revise to also present a reconciliation at the beginning and the end of the period of the carrying amount of your temporary equity.  You should not combine the redeemable equity and the nonredeemable equity in a single reconciliation.  Please revise your presentation in future filings accordingly.

Response: In response to the Staff’s comment, in future filings, we will revise our disclosure as follows:

United States Securities and Exchange Commission
June 29, 2009

8.  Share-Based Compensation Plans

Our share-based compensation plans include both restricted awards and stock option awards.  Compensation cost for our share-based plans of $5,354 was charged against income for the three months ended March 31, 2009.  The related income tax benefit recognized in the consolidated statements of operations was $108 for the three months ended March 31, 2009.  Compensation cost for our share-based plans of $2,494 was charged against income for the three months ended March 28, 2008.  The related income tax benefit recognized in the consolidated statements of operations was $120 for the three months ended March 28, 2008.  There were no option exercises under our share-based compensation plans in the fiscal three months ended March 31, 2009 and we received $1,520 in cash from option exercises for the fiscal three months ended March 28, 2008.

As of March 31, 2009, we had $18,569 and $19,359 of total unrecognized compensation cost related to stock options and restricted awards, respectively.  Those costs are expected to be recognized as expense over a weighted-average period of approximately 27 months.

Our share-based compensation plans include a “change in control” provision, which provides for cash redemption of equity awards issued in certain limited circumstances.  In accordance with Securities and Exchange Commission Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks,” we present the redemption amount of these equity awards as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period.  The redemption amount represents the intrinsic value, if any, of the equity award on the grant date.  In accordance with FASB Emerging Issues Task Force Topic D-98, “Classification and Measurement of Redeemable Securities,” we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event).  Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity.  A reconciliation of temporary equity for the three months ended March 31, 2009 is as follows:

Temporary equity as of December 26, 2008	$7,586
Compensation cost during the three months ended March 31, 2009 for those equity awards with intrinsic value on the grant date	2,754
Intrinsic value of equity awards vested during the three months ended March 31, 2009 for those equity awards with intrinsic value on the grant date	(4,572)
Temporary equity as of March 31, 2009	$5,768

United States Securities and Exchange Commission
June 29, 2009

*                      *                      *                      *

As requested, Foster Wheeler acknowledges the following:

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the comments posed in your Letter and am available at 908-730-4250 to discuss these matters with you at your convenience.  You may also contact Lisa Wood, Vice President and Controller, at 908-713-2801 to discuss these matters.

Very truly yours, /s/ Franco Baseotto Franco Baseotto Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission Jeanne Baker, Assistant Chief Accountant, Securities and Exchange Commission